July 3, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Dale Welcome

Jean Yu

Re: Worthington Enterprises, Inc.

Form 10-K for Fiscal Year Ended May 31, 2023

Form 10-Q for Fiscal Quarter Ended February 29, 2024

File No. 001-08399

Dear Mr. Welcome and Ms. Yu:

This letter is being submitted in response to the comment letter dated June 24, 2024 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission addressed to Joe Hayek, Executive Vice President, Chief Financial and Operations Officer of Worthington Enterprises, Inc. (the “Company”). This letter contains the Company’s response to the Comment Letter. For your convenience, the Staff's comment is repeated below, followed by the Company’s response.

Form 10-Q for Fiscal Quarter Ended February 29, 2024

Adjusted EBITDA, page 35

1.
We note your response to prior comment 1. Notwithstanding your definition of Adjusted EBITDA on page 1 of your Form 10-Q for the period ended February 29, 2024, we remind you that Question 103.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures indicates that EBITDA is defined as “earnings before interest, taxes, depreciation and amortization” and “earnings means net income.” Since your reconciliation begins with net earnings from continuing operations, rather than net earnings, please revise your future filings to change the name of your non-GAAP measure to “Adjusted EBITDA from continuing operations” to reflect the nature of this non-GAAP financial measure more accurately.

Response: The Company respectfully acknowledges the Staff's comment. In future filings where the Company calculates and presents adjusted EBITDA on the basis of continuing operations, the Company will modify the name of the non-GAAP financial measure to “adjusted EBITDA from continuing operations.”

If you have any questions or comments regarding this response, please call the undersigned at 614-840-3355. Thank you for your attention to this matter.

Very truly yours,

/s/ Patrick J. Kennedy

Patrick J. Kennedy,

Vice President - General Counsel and Secretary